EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 2, 2005
Fixed charges:
Interest expense	$147
Estimated interest portion of rents	17
Total fixed charges	$164

Income:
Income from continuing operations before income taxes	$319
Fixed charges	164
Adjusted income	$483

Ratio of income to fixed charges	2.95